TERYL RESOURCES CORP.



03003335

January 8, 2003

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

Re: Teryl Resources Corp. - File No. 82-2026

Dear Sirs:

Please find enclosed an insider report for John Robertson of Teryl Resources
Corp. dated January 7, 2003.

If you have any questions or require further information please contact me at your
convenience.

Yours truly,

Jennifer Lorette
Insider Reports

jhl
Enclosure

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives if you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER

4

	DD	MM	YY
DATE OF LAST REPORT FILED	23	12	02
OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER	DD	MM	YY

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME
ROBERTSON

GIVEN NAMES
JOHN

NO.	STREET	APT
11871	HORSESHOE WAY	1103

CITY
RICHMOND

PROV
BRITISH COLUMBIA

POSTAL CODE
V7A 5H5

BUSINESS TELEPHONE NUMBER
604 - 278 - 5996 EXT

BUSINESS FAX NUMBER
604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	TRANSACTIONS Ⓒ				Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DATE DD MM YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE $ US		
COMMON	1752,004		Please see Attachment				1752,004	1	
OPTION	1,000,000						1,000,000	1	
COMMON	1,641,500						1,586,500	2	ACCESS INFO. SERV.

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)
JOHN ROBERTSON

SIGNATURE _(signed)_

DD	MM	YY
DATE OF THIS REPORT	07	01	03

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

OSC 55-102F6 Rev. 2002 / 2 / 8   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	1,752,064						1,752,064	1	
OPTION	1,000,000						1,000,000	1	
COMMON	1,641,500	23-Dec-02	10		10,000	$0.38	1,631,500	2	ACCESS INFORMATION SERVICES
		24-Dec-02	10		15,000	$0.38	1,616,500	2	ACCESS INFORMATION SERVICES
		27-Dec-02	10		9,000	$0.38	1,607,500	2	ACCESS INFORMATION SERVICES
		27-Dec-02	10		9,000	$0.39	1,598,500	2	ACCESS INFORMATION SERVICES
		27-Dec-02	10		10,000	$0.38	1,588,500	2	ACCESS INFORMATION SERVICES